Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	12 Months Ended June 30,	12 Months Ended December 31,

	2004	2003	2002	2001	2000 (b)	1999 (b)

Fixed charges, as defined:
Interest on long-term debt	$218	$149	$169	$36	$54	$20
Interest on short-term debt and other interest	16	25	52	33	75	32
Amortization of debt discount, expense and premium - net	3	31	9	2	11	1
Estimated interest component of operating rentals	25	38	23	19	9
Preferred securities distributions of subsidiaries on a pre-tax basis	2	8	12

Total fixed charges	$264	$251	$265	$90	$149	$53

Earnings, as defined:
Net income (loss) (a)	$740	$719	$509	$168	$246	$(20)
Preferred security dividend requirement	1	5	9
Less undistributed income (loss) of equity method investments	(16)	(15)	(22)	20	74	56

	757	739	540	148	172	(76)
Add:
Income taxes (benefit)	164	185	266	274	125	(29)
Total fixed charges as above (excluding capitalized interest and preferred security distributions of subsidiaries on a pre-tax basis)	256	237	234	66	135	52

Total earnings	$1,177	$1,161	$1,040	$488	$432	$(53)

Ratio of earnings to fixed charges	4.5	4.6	3.9	5.4	2.9	(1.0)

Deficiency						$106

(a)		Net income (loss) excludes minority interest, loss from discontinued operations and the cumulative effects of changes in accounting principles.
(b)		Due to the corporate realignment on July 1, 2000, data in 2000 and 1999 are not comparable to subsequent years.